UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022
Commission File
Number: 001-04546
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UNILEVER PLC
(Translation of registrant’s name into English)

_____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 24 November 2022

TABLE OF CONTENTS EXHIBIT INDEX
Exhibit 99
This Report on Form 6-K contains the following:

Exhibit	99.1	Stock exchange announcement dated	2 September, 2022	Entitled	Director/PDMR Shareholding
Exhibit	99.2	Stock exchange announcement dated	5 September, 2022	Entitled	Director/PDMR Shareholding
Exhibit	99.3	Stock exchange announcement dated	6 September, 2022	Entitled	Share Buy-Back – Commencement of Second Tranche
Exhibit	99.4	Stock exchange announcement dated	6 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.5	Stock exchange announcement dated	7 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.6	Stock exchange announcement dated	8 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.7	Stock exchange announcement dated	9 September, 2022	Entitled	Director/PDMR Shareholding
Exhibit	99.8	Stock exchange announcement dated	9 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.9	Stock exchange announcement dated	9 September, 2022	Entitled	Director/PDMR Shareholding
Exhibit	99.1	Stock exchange announcement dated	12 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.11	Stock exchange announcement dated	13 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.12	Stock exchange announcement dated	14 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.13	Stock exchange announcement dated	15 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.14	Stock exchange announcement dated	16 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.15	Stock exchange announcement dated	20 September, 2022	Entitled	New Unilever Operating Model
Exhibit	99.16	Stock exchange announcement dated	20 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.17	Stock exchange announcement dated	21 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.18	Stock exchange announcement dated	22 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.19	Stock exchange announcement dated	23 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	26 September, 2022	Entitled	Directorate Change
Exhibit	99.21	Stock exchange announcement dated	26 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.22	Stock exchange announcement dated	27 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.23	Stock exchange announcement dated	28 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.24	Stock exchange announcement dated	29 September, 2022	Entitled	Transaction in Own Shares
Exhibit	99.25	Stock exchange announcement dated	30 September, 2022	Entitled	Transaction in Own Shares